UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170211

DIVISION OF
CORPORATION FINANCE

March 16, 2017

Charles W. Mulaney, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
charles.mulaney@skadden.com

Re: Ecolab Inc.
Incoming letter dated March 14, 2017

Dear Mr. Mulaney:

This is in response to your letter dated March 14, 2017 concerning the shareholder proposal submitted to Ecolab by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 16, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ecolab Inc.
Incoming letter dated March 14, 2017

The proposal requests that the board amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that Ecolab may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Ecolab's policies, practices and procedures compare favorably with the guidelines of the proposal and that Ecolab has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Ecolab omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Ecolab did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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March 14, 2017

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Ecolab Inc. –
2017 Annual Meeting
Omission of Shareholder Proposal of
John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Ecolab Inc. (the "Company"), a Delaware corporation, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if he submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The Proposal is entitled "Shareholder Proxy Access Reform" and states, in relevant part:

> Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be increased to a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.
>
> Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

On November 3, 2016, the Company received the Proposal, accompanied by a cover letter from the Proponent. On November 21, 2016, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that he had beneficially owned the requisite number of shares of the Company's common stock continuously for at least one year as of the date of submission of the Proposal. On November 25, 2016, the

Company received a letter from TD Ameritrade (the "Broker Letter") verifying the Proponent's stock ownership as of such date. Copies of the Proposal, the cover letter, the Deficiency Letter and the Broker Letter are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has permitted exclusion under Rule 14a-8(i)(10) when the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Exxon Mobil Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and…therefore, substantially implemented the proposal"); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) when a proposal has not been implemented exactly as proposed by the shareholder proponent so long as the company has satisfied the proposal's essential objective. *See, e.g., AGL Resources Inc.* (*granted on recon.*, Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *Textron, Inc.* (Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of a proposal requesting the ability for shareholders to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

B. The Proxy Access Provision of the Company's Bylaws Satisfies the Proposal's Essential Objective

On December 3, 2015, the Board of Directors (the "Board") of the Company amended and restated the Company's bylaws (as amended and restated, the "Amended Bylaws") to adopt a proxy access provision (the "Proxy Access Provision"). Set forth in new Section 15 of Article II of the Amended Bylaws, the Proxy Access Provision permits a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding stock continuously for at least three years to nominate and include in the Company's annual meeting proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in the Amended Bylaws. The Amended Bylaws are included as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on December 3, 2015, and are attached hereto as Exhibit B.

The Proposal requests that the Proxy Access Provision be amended to increase from 20 to 50 the number of shareholders allowed to aggregate their shares to reach the 3% minimum ownership requirement. As discussed below, the Proxy Access Provision satisfies the Proposal's essential objective of providing a meaningful proxy access right to the Company's shareholders. The meaningful proxy access right provided to the Company's shareholders, and the facts supporting the analysis that the Proxy Access Provision substantially implements the Proposal, are substantially similar to those provided by other companies that substantially implemented proposals similar to the Proposal. *See Omnicom Group Inc.* (Mar. 8, 2017); *Amazon.com, Inc.* (Mar. 7, 2017); *Equinix, Inc.* (Mar. 7, 2017); *General Motors Co.* (Mar. 7, 2017); *Amphenol Corp.* (Mar. 2, 2017); *Anthem Inc.* (Mar. 2, 2017); *Citigroup Inc.* (*granted on recon.*, Mar. 2, 2017); *International Paper Co.* (Mar. 2, 2017); *PG&E Corp.* (Mar. 2, 2017); *Sempra Energy* (Mar. 2, 2017); *Target Corp.* (*granted on recon.*, Mar. 2, 2017); *UnitedHealth Group, Inc.* (*granted on recon.*, Mar. 2, 2017); *VeriSign, Inc.* (Mar. 2, 2017); *Xylem Inc.* (Mar. 2, 2017); *Raytheon Co.* (Feb. 21, 2017); *Northrop Grumman Corp.* (Feb. 17, 2017); *Eastman Chemical Co.* (Feb. 14, 2017); *The Dun & Bradstreet Corp.* (Feb. 10, 2017); *General*

Dynamics Corp. (Feb. 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *United Continental Holdings, Inc.* (Feb. 10, 2017) (collectively, the "Proxy Access Aggregation Letters").

A company need not change its existing policies, practices or procedures or, when the proposal relates to rights set forth in a bylaw provision, amend its bylaws in order to satisfy a proposal's essential objective. *See, e.g.*, the Proxy Access Aggregation Letters; *Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); *ConAgra Foods, Inc.* (Jun. 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

The Staff's no-action decisions demonstrate that including a 20-shareholder aggregation limit in a proxy access bylaw is not inconsistent with the essential objective of providing shareholders a meaningful proxy access right. In *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016), for example, the proposal requested that the company adopt a proxy access bylaw to allow a shareholder or an unrestricted number of shareholders forming a group that have beneficially owned 3% or more of the company's outstanding common stock continuously for at least three years to nominate for election to the board of directors up to the greater of two director candidates or one-quarter of the number of directors then serving. The company adopted the proxy access bylaw as requested except it implemented a 20-shareholder aggregation limit rather than permit an unrestricted number of shareholders from forming a group. In permitting exclusion, the Staff specifically noted that the company's proxy access bylaw addressed the proposal's "essential objective." *See also Oracle Corp.* (Aug. 11, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Amphenol Corp.* (*granted on recon.*, Mar. 29, 2016); *Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter Int'l Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016). Similarly, in *WD-40 Co.* (Sept. 27, 2016), the proposal requested that the company adopt a proxy access bylaw and emphasized that the adoption of an "unrestricted number of shareholders forming a group" was one of the "essential elements for substantial implementation." In permitting exclusion, the Staff concurred with the view that the subsequently adopted proxy access bylaw addressed the proposal's "essential objective" notwithstanding the inclusion of a 20-shareholder aggregation limit. *See also Cisco Systems, Inc.* (Sept. 27, 2016) (same); *Celgene Corp.* (Feb. 22, 2017) (permitting exclusion of a proposal seeking adoption of a proxy access bylaw with no aggregation limit below 50 as an essential element where the company's adoption of a proxy access bylaw with an aggregation limit of 20 shareholders addressed the proposal's essential objective).

The Staff's no-action decisions also demonstrate that a proposal seeking to amend a proxy access bylaw can be substantially implemented so long as the elements of the proposal, if any, that materially affect shareholders' proxy access right have been addressed by the company, and that it is unnecessary to amend a proxy access bylaw to address changes requested by a proposal that would not materially affect shareholders' proxy access right. In *Oshkosh Corp.* (Nov. 4, 2016), for example, the shareholder proposal requested six changes to the company's proxy access bylaw, including, among other changes, a reduction in the minimum ownership requirement from 5% to 3% and an elimination of the 20-shareholder aggregation limit. The company subsequently amended its proxy access bylaw to implement three of the six requested changes, including the reduction in the share ownership requirement, but did not implement the proposal's request that the bylaw amendment eliminate the 20-shareholder aggregation limit. The Staff nevertheless concluded that the company substantially implemented the proposal. Likewise, in *NVR, Inc.* (*granted on recon.*, Mar. 25, 2016), the staff permitted exclusion of a shareholder proposal requesting that the company amend its proxy access bylaw to, among other changes, reduce the minimum ownership requirement from 5% to 3% and eliminate the 20-shareholder aggregation limit. The company subsequently amended its bylaw to address two of the four requested changes, including a reduction in the share ownership requirement, but did not eliminate the 20-shareholder aggregation limit.

An aggregation limit is designed to minimize the burden on a company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish a group's eligibility, while ensuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders that also own less than the minimum required shares. The Company's 20-shareholder aggregation limit satisfies these dual objectives by ensuring that any shareholder may form a group owning at least 3% of the Company's outstanding stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

The only amendment to the Proxy Access Provision requested by the Proposal is an increase in the Company's aggregation limit of 20 shareholders to 50 shareholders. In an attempt to overstate the aggregation limit's importance to proxy access, the Proposal refers to an analysis by the Council of Institutional Investors that states that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors." This statement, however, is irrelevant to the composition of the Company's shareholders. As discussed below, based on an analysis of the Company's shareholder base, the Proxy Access Provision, including the 20-shareholder aggregation limit, provides the Company's shareholders with a meaningful proxy access right.

Based on data from regulatory filings by institutional investors, as of December 31, 2016, the largest 20 institutional shareholders of the Company each hold at least 0.9% of the Company's outstanding stock, and they hold in the aggregate approximately 47.7% of the Company's outstanding stock. In addition, four of the Company's institutional shareholders each own more than 3% of the Company's outstanding stock. Further, any 20 holders of at least 0.15% of the Company's outstanding stock may aggregate their holdings to meet the 3% ownership threshold. There are currently 95 shareholders that own at least 0.15% of the Company's outstanding stock. Thus, assuming institutional ownership has been relatively stable for three years, several of the Company's existing shareholders could, on their own or in combination with only a few fellow shareholders, currently satisfy the existing 3% ownership criteria. Moreover, any shareholder seeking to form a group to nominate a candidate, regardless of the size of its holdings, could combine with one or a small number of the 20 largest shareholders to form a group that would satisfy the ownership threshold, thereby allowing proxy access to be utilized by a wide range of shareholders. As such, there are innumerable combinations that would allow the Company's shareholders to form 20-shareholder groups (or smaller groups) to qualify to submit a proxy access nomination. Therefore, the Company's 20-shareholder aggregation limit provides abundant opportunities for all holders of less than 3% of the Company's outstanding stock to combine with other shareholders to reach the 3% minimum ownership requirement.

Further, the Proposal provides no evidence that increasing the shareholder aggregation limit from 20 to 50 would meaningfully enhance the existing ability of the Company's shareholders to form nominating groups to use the Proxy Access Provision. To the contrary, a 20-shareholder aggregation limit has been determined by many companies like the Company to provide a meaningful proxy access right and thus has been a widely embraced standard among those that have adopted proxy access. In particular, of the more than 380 companies that have adopted proxy access since the beginning of 2014, more than 90% of companies have adopted a 20-shareholder aggregation limit. In addition, BlackRock, Inc., T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest U.S. institutional shareholders, each have adopted proxy access bylaws that contain a 20-shareholder aggregation limit.

As described above, the Proxy Access Provision, including the 20-shareholder aggregation limit, provides the Company's shareholders with a meaningful proxy access right and, therefore, satisfies the Proposal's essential objective of providing the Company's shareholders with a meaningful proxy access right. Accordingly, consistent with the precedent described above, including the Proxy Access Aggregation Letters, the Company believes that the Proposal is excludable under Rule 14a-8(i)(10).

V. The 80-Day Filing Requirement Set Forth in Rule 14a-8(j) Should be Waived for Good Cause.

The Company also requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Under Rule 14a-8(j)(1), if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) also allows the Staff, in its discretion, to permit a company to file its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As noted in the precedent described above, the Staff has recently responded to proposals substantially similar to the Proposal under Rule 14a-8(i)(10). The first of the Proxy Access Aggregation Letters were posted to the Commission's website on or about February 15, 2017, which is less than 80 days before March 17, 2017, the date the Company intends to file its definitive proxy statement. The Proxy Access Aggregation Letters indicate that the Staff has permitted the exclusion of proposals substantially similar to the Proposal. Based on the timing of the posting of the Proxy Access Aggregation Letters, the Company believes that it has good cause for its inability to meet the 80-day requirement. The Company acted in good faith and in a timely manner following the posting of the Proxy Access Aggregation Letters to minimize any delay. Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

VI. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0500.

Very truly yours,

Charles W. Mulaney, Jr.

Charles W. Mulaney, Jr.

Enclosures

cc: Michael C. McCormick
Executive Vice President, General Counsel and Assistant Secretary
Ecolab Inc.

Theodore D. Herzog
Associate General Counsel – International and Assistant Secretary
Ecolab Inc.

John Chevedden

EXHIBIT A

(see attached)

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. James J. Seifert
Corporate Secretary
Ecolab Inc. (ECL)
370 Wabasha Street North
St Paul MN 55102
PH: 800-232-6522
PH: 651 293-2233
FX: 651-293-2092

Dear Mr. Seifert,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — November 3, 2016
Date

cc: Ted Herzog <Ted.Herzog@ecolab.com>
Assistant Secretary
PH: 651-293-4142
FX: 651-293-2573
Cheryl Lynn <Cheryl.Lynn@ecolab.com>

[ECL – Rule 14a-8 Proposal, November 3, 2016]
[This line and any line above it is not for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be increased to a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line is for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

ECOLAB®

Ted Herzog
ASSOCIATE GENERAL COUNSEL-
INTERNATIONAL AND
ASSISTANT SECRETARY

651 250 2396
651 250 2573
612 859 9009

370 WABASHA STREET NORTH
ST. PAUL, MN 55102-1390
ted.herzog@ecolab.com

November 21, 2016

VIA FED EX and
EMAIL: ***FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden
FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Chevedden:

We are writing to acknowledge receipt of the hard copy of your Rule 14a-8 proposal on November 7, 2016. Your submission did not contain proof of ownership of at least $2,000 of Ecolab common stock or 1% of Ecolab's outstanding common stock for at least one year. We would ask you to please provide proof of such ownership.

We are attaching a copy of SEC Rule 14a-8(b) (17 C.F.R. §240.14a-8(b)(2)), which provides guidance about the information you must submit to provide proof of ownership. We are also including copies of SEC Division of Corporation Finance Staff Legal Bulletins 14F (dated October 18, 2011) and 14G (dated October 16, 2012), which provide information about the supplemental materials that need to be provided in the event that the shareholder is not a holder of record and its bank or broker is not a DTC participant, for your reference.

Feel free to contact me if you wish to discuss this matter.

Best regards,

Theodore D. Herzog

TDH/pap

Enclosures

X:\Team\Corporate\TDH\2016\Corporate\Shareholder proposals\Chevedden response letter 112116.docx information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

TD Ameritrade

ECL

Post-it® Fax Note 7671

To Theodore Herzog	Date 11-25-16 # of pages ▶
Co./Dept.	From John Chevedden
Phone #	Co.
Fax # 651-250-2573	Ph. ***FISMA & OMB Memorandum M-07-16***
	Fax #

November 25, 2016

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2015.

1. Ecolab Inc. (ECL) 100 shares
2. Gilead Sciences Inc. (GILD) 100 shares
3. Prudential Financial, Inc. (PRU) 100 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

EXHIBIT B

(see attached)

BY-LAWS
OF
ECOLAB INC.
(A Delaware corporation)
AS AMENDED THROUGH DECEMBER 3, 2015

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation in the State of Delaware shall be at 1209 Orange Street, City of Wilmington, County of New Castle, Delaware. The name of the resident agent in charge thereof shall be The Corporation Trust Company.

Section 2. Other Offices. The Corporation may also have offices at such other places, within or without the State of Delaware, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of stockholders may be held at such place, within or without the State of Delaware, as the Board of Directors or the officer calling the same shall designate.

Section 2. Annual Meeting. An annual meeting of the stockholders of the Corporation for the election of directors by written ballot and for the transaction of such other business as may properly come before the meeting shall be held at such time and on such day of each year as shall be designated by the Board of Directors, the Chairman of the Board, the President or the Secretary.

Section 3. Notice of Stockholder Nominations of Directors. Only persons who are nominated in accordance with the procedures set forth in this Section 3 or Section 15 of this Article II shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Restated Certificate of Incorporation of the Corporation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders (a) by or at the direction of the Board of Directors (or any duly authorized Committee thereof), (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 3 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 3 or (c) by any stockholder (or group of stockholders) who meets the requirements of and complies with the procedures set forth in Section 15 of this Article II.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting, not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such an anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a Special Meeting called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the Special Meeting was mailed or public disclosure of the date of the Special Meeting was made, whichever first occurs. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

To be in proper written form, a stockholder's notice to the Secretary must set forth as to each person whom the stockholder proposes to nominate for election as a director and as to the stockholder giving the notice and any Stockholder Associated Person (as defined below) (i) the name, age, business address, residence address and record address of such person, (ii) the principal occupation or employment of such person, (iii) the following information regarding such person: (A) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such person, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation; (C) any proxy, contract, agreement, arrangement, understanding, or relationship pursuant to which such person has a right to vote any shares of any security of the Corporation; (D) any "short interest" in any security of the Corporation (for purposes of this Section 3 and Section 15 of this Article II, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security); (E) any rights to dividends on the shares of the Corporation owned beneficially by such person that are separated or separable from the underlying shares of the Corporation; (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; and (G) any performance-related fees (other than an asset-based fee) to which such person is entitled based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such person's immediate family sharing the same household, (iv) any information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, (v) the nominee holder for, and number of, shares owned beneficially but not of record by such person, (vi) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director on the date of such stockholder's notice, (vii) a description of all arrangements or understandings between or among such persons pursuant to which the nomination(s) are to be made by the stockholder and (viii) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice. Any ownership information shall be supplemented by the stockholder giving the notice not later than ten (10) days after the record date for the meeting as of the record date. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. In addition to the information required pursuant to this Section 3 or any other provision of these By-Laws, the Corporation may require any proposed nominee to furnish such other information (a) as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director under the rules and listing standards of the principal United States securities exchanges upon which the common stock of the Corporation is listed or traded, any applicable rules of the U.S. Securities and Exchange Commission or any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors (collectively, the "Independence Standards"), (b) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee or (c) that may reasonably be requested by the Corporation to determine the eligibility of such nominee to serve as a director of the Corporation. Any person providing any information to the Corporation pursuant to this Section 3 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for the determination of stockholders entitled to vote at the meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five business days after the later of the record date for the determination of stockholders entitled to vote at the meeting and the date the record date is first publicly disclosed.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3 or Section 15 of this Article II. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Notwithstanding anything in the third paragraph of this Section 3 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public disclosure by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public disclosure is first made by the Corporation.

Section 4. Notice of Stockholder Proposals of Business. No business may be transacted at an annual meeting of stockholders, other than business that is either: (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 4 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 4.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above.

To be in proper written form, a stockholder's notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and as to the stockholder giving the notice and any Stockholder Associated Person (i) the name and record address of such person, (ii) the following information regarding such person: (A) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such person, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any Derivative Instrument directly or indirectly owned beneficially by such person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation; (C) any proxy, contract, agreement, arrangement, understanding, or relationship pursuant to which such person has a right to vote any shares of any security of the Corporation; (D) any "short interest" in any security of the Corporation ; (E) any rights to dividends on the shares of the Corporation owned beneficially by such person that are separated or separable from the underlying shares of the Corporation; (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; and (G) any performance-related fees (other than an asset-based fee) to which such person is entitled based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such person's immediate family sharing the same household, (iii) the nominee holder for, and number of, shares owned beneficially but not of record by such person, (iv) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the proposal of other business on the date of such stockholder's notice, (v) a description of all arrangements or understandings between or among such persons in connection with the proposal of such business by such stockholder and any material interest in such business, (vi) any other information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the proposal of business pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (vii) a representation that the stockholder giving the notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. Any person providing any information to the Corporation pursuant to this Section 4 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for the determination of stockholders entitled to vote at the meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than five business days after the later of the record date for the determination of stockholders entitled to vote at the meeting and the date the record date is first publicly disclosed.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 4; provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 4 shall be deemed to preclude discussion by any stockholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 5. Definitions. For purposes of Sections 3 and 4 of Article II of these By-Laws:

"Public disclosure" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act."

"Stockholder Associated Person" of any stockholder shall mean (i) any person acting in concert, directly or indirectly, with such stockholder and (ii) any person controlling, controlled by or under common control with such stockholder or any Stockholder Associated Person.

Section 6. Special Meetings.

(a) Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by the Board of Directors or by the Chairman of the Board, and shall be called by the Chairman of the Board, the President or the Secretary at the written request of the majority of the Board of Directors or at the written request, in accordance with this Section 6, of stockholders owning capital stock having twenty-five percent (25%) of the voting power of the entire issued and outstanding capital stock of the Corporation. Such request shall state the purpose or purposes of the proposed meeting. No business shall be transacted at any special meeting of the stockholders except that stated in the notice of the meeting.

(b) In order that the Corporation may determine the stockholders entitled to demand a special meeting, the Board of Directors may fix a record date to determine the stockholders entitled to make such a demand (the "Demand Record Date"). The Demand Record Date shall not precede the date upon which the resolution fixing the Demand Record Date is adopted by the Board of Directors and shall not be more than ten (10) days after the date upon which the resolution fixing the Demand Record Date is adopted by the Board of Directors. Any stockholder of record seeking to have stockholders demand a special meeting shall, by sending written notice to the Secretary of the Corporation by hand or by certified or registered mail, return receipt requested, request the Board of Directors to fix a Demand Record Date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which a valid request to fix a Demand Record Date is received, adopt a resolution fixing the Demand Record Date and shall make a public announcement of such Demand Record Date. If no Demand Record Date has been fixed by the Board of Directors within ten (10) days after the date on which such request is received by the Secretary, the Demand Record Date shall be the tenth (10th) day after the first date on which a valid written request to set a Demand Record Date is received by the Secretary. To be valid, such written request shall set forth the purpose or purposes for which the special meeting is to be held, shall be signed by one or more stockholders of record (or their duly authorized proxies or other representatives), shall bear the date of signature of each such stockholder (or proxy or other representative) and shall set forth all information about each such stockholder and about the beneficial owner or owners, if any, on whose behalf the request is made that would be required to be set forth in a stockholder's notice described in Section 3 of Article II of these By-Laws.

(c) In order for a stockholder or stockholders to demand a special meeting, a written demand or demands for a special meeting by the holders of record as of the Demand Record Date of not less than twenty-five percent (25%) of the voting power of the entire issued and outstanding capital stock of the Corporation entitled to vote on the matter proposed to be considered at the special meeting must be delivered to the Corporation. To be valid, each written demand by a stockholder for a special meeting shall set forth the specific purpose or purposes for which the special meeting is to be held (which purpose or purposes shall be limited to the purpose or purposes set forth in the written request to set a Demand Record Date received by the Corporation pursuant to paragraph (b) of this Section 6), shall be signed by one or more persons who as of the Demand Record Date are stockholders of record (or their duly authorized proxies or other representatives), shall bear the date of signature of each such stockholder (or proxy or other representative), shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such demand and the class and number of shares of the Corporation which are owned of record and beneficially by each such stockholder, shall be sent to the Secretary by hand or by certified or registered mail, return receipt requested, and shall be received by the Secretary within sixty (60) days after the Demand Record Date.

(d) The Corporation shall not be required to call a special meeting upon stockholder demand unless, in addition to the documents required by paragraph (c) of this Section 6, the Secretary receives a written agreement signed by each Soliciting Stockholder (as defined below), pursuant to which each Soliciting Stockholder, jointly and severally, agrees to pay the Corporation's costs of holding the special meeting, including the costs of preparing and mailing proxy materials for the Corporation's own solicitation, provided that if each of the resolutions introduced by any Soliciting Stockholder at such meeting is adopted, and each of the individuals nominated by or on behalf of any Soliciting Stockholder for election as a director at such meeting is elected, then the Soliciting Stockholders shall not be required to pay such costs. For purposes of this paragraph (d), the following terms shall have the meanings set forth below:

(i) "Affiliate" of any Person (as defined herein) shall mean any Person controlling, controlled by or under common control with such first Person.

(ii) "Participant" shall have the meaning assigned to such term in Instruction 3 of Item 4 of Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

(iii) "Person" shall mean any individual, firm, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

(iv) "Proxy" shall have the meaning assigned to such term in Rule 14a-1 promulgated under the Exchange Act.

(v) "Solicitation" shall have the meaning assigned to such term in Rule 14a-1 promulgated under the Exchange Act.

(vi) "Soliciting Stockholder" shall mean, with respect to any special meeting demanded by a stockholder or stockholders, any of the following Persons: (A) if the number of stockholders signing the demand or demands of meeting delivered to the corporation pursuant to paragraph (c) of this Section 6 is 10 or fewer, each stockholder signing any such demand; (B) if the number of stockholders signing the demand or demands of meeting delivered to the corporation pursuant to paragraph (c) of this Section 6 is more than 10, each Person who either (x) was a Participant in any Solicitation of such demand or demands or (y) at the time of the delivery to the Corporation of the documents described in paragraph (c) of this Section 6 had engaged or intended to engage in any Solicitation of Proxies for use at such special meeting (other than a Solicitation of Proxies on behalf of the Corporation); or (C) any Affiliate of a Soliciting Stockholder, if a majority of the directors then in office determine, reasonably and in good faith, that such Affiliate should be required to sign the written notice described in paragraph (c) of this Section 6 and/or the written agreement described in this paragraph (d) in order to prevent the purposes of this Section 6 from being evaded.

(e) Except as provided in the following sentence, any special meeting shall be held at such hour and day as may be designated by whichever of the Chairman of the Board, President or Secretary shall have called such meeting. In the case of any special meeting called by the Chairman of the Board, President or Secretary upon the demand of stockholders (a "Demand Special Meeting"), such meeting shall be held at such hour and day as may be designated by the Chairman of the Board, President or Secretary; provided, however, that the date of any Demand Special Meeting shall be not more than sixty (60) days after the Record Date (determined pursuant to Section 5 of Article VI of these By-Laws); and provided further that in the event that the directors then in office fail to designate an hour and date for a Demand Special Meeting within ten (10) days after the date that valid written demands for such meeting by the holders of record as of the Demand Record Date of shares representing not less than twenty-five percent (25%) of the voting power of the entire issued and outstanding capital stock of the Corporation entitled to vote on the matter proposed to be considered at the special meeting are delivered to the Corporation (the "Delivery Date"), then such meeting shall be held at 2:00 P.M. Central Time on the 90th day after the Delivery Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day. In fixing a meeting date for any special meeting, the Chairman of the Board, President or Secretary may consider such factors as he deems relevant within the good faith exercise of his business judgment, including, without limitation, the nature of the action proposed to be taken, the facts and circumstances surrounding any demand for such meeting, and any plan of the Board of Directors to call an annual meeting or a special meeting for the conduct of related business.

(f) The Corporation may engage independent inspectors of elections to act as an agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported written demand or demands for a special meeting received by the Secretary. For the purpose of permitting the inspectors to perform such review, no purported demand shall be deemed to have been delivered to the Corporation until such date as the independent inspectors certify to the Corporation that the valid demands received by the Secretary represent not less than twenty-five percent (25%) of the voting power of the entire issued and outstanding capital stock of the Corporation entitled to vote on the matter proposed to be considered at the special meeting. Nothing contained in this paragraph (f) shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any demand, whether during or after such five (5) Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto).

(g) For purposes of these By-Laws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Minnesota are authorized or obligated by law or executive order to close.

(h) Notwithstanding anything in these By-Laws to the contrary, if the Board of Directors shall determine that any request to fix a Demand Record Date or demand a special meeting was not properly made in accordance with this Section 6, or the stockholder or stockholders seeking to take such action do not otherwise comply with this Section 6, then the Board of Directors shall not be required to fix a Demand Record Date or call a special meeting.

<u>Section 7. Notice of Meetings</u>. Written notice stating the place, date and hour of each annual and special meeting of the stockholders and, in the case of a special meeting, the purpose or purposes thereof, shall be given not less than ten (10) nor more than sixty (60) days before the date of such meeting to each stockholder entitled to vote at such meeting, unless otherwise required by applicable law. If mailed, notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such address as appears on the records of the Corporation. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice.

<u>Section 8. Quorum</u>. At all meetings of the stockholders, the holders of a majority of the shares of stock of the Corporation issued and outstanding and entitled to vote thereat,

present in person or represented by proxy, shall be requisite to constitute a quorum for the transaction of business, except as otherwise provided by statute or in the Restated Certificate of Incorporation. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. In the absence of a quorum, the holders of a majority of the shares of stock present in person or by proxy and entitled to vote may adjourn the meeting until the requisite amount of stock shall be present.

Section 9. Organization and Order of Business. At each meeting of the stockholders, the Chairman of the Board, or in his absence, the President, or in his absence any other person selected by the Board of Directors, shall act as Chairman of the meeting. The Secretary, or in his absence an Assistant Secretary, or any person appointed by the Chairman of the meeting, shall act as Secretary of the meeting and keep the minutes thereof. The Board of Directors may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the Chairman of any meeting of the stockholders shall have the right and the authority to prescribe such rules, regulations and procedures and to do all such acts, as in the judgment of such Chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the Chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants

Section 10. Voting. Except as otherwise provided by statute or by the Restated Certificate of Incorporation, at each meeting of the stockholders each stockholder having the right to vote thereat shall be entitled to (i) one vote for each share of common stock of the Corporation standing in his name on the record of stockholders of the Corporation, and (ii) such voting rights, if any, as are provided in the applicable Certificate of Designation, Preferences and Rights with respect to any series of preferred stock of the Corporation standing in his name on the record of stockholders of the Corporation, in all such instances on the date fixed by the Board of Directors as the record date for the determination of the stockholders who shall be entitled to notice of and vote at such meeting; or if no record date shall have been fixed, then at the close of business on the day next preceding the day on which notice thereof shall be given. Each stockholder entitled to vote at any meeting of stockholders may authorize another person or persons to act for him by a proxy signed or otherwise authorized in accordance with Section 212 of the General Corporation Law of Delaware by such stockholder or his attorney-in-fact. No proxy shall be valid after the expiration of three (3) years from the date thereof, unless otherwise provided in the proxy. Except as otherwise provided by statute, these By-Laws or the Restated Certificate of

Incorporation, any corporate action to be taken by vote of the stockholders shall be authorized by a majority of the total votes cast at a meeting of stockholders by the holders of shares present in person or represented by proxy and entitled to vote on such action. Unless required by statute, or determined by the chairman of the meeting to be advisable, the vote on any question other than elections need not be by written ballot. On a vote by written ballot, each ballot shall be signed by the stockholder, his attorney-in-fact, or his proxy if there be such proxy, and shall state the stockholder's name and the number of shares voted.

Section 11. Stockholder List. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. This list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 12. Inspectors. The Board of Directors may, in advance of any meeting of stockholders, appoint or provide for the appointment of one or more inspectors to act at such meeting or any adjournments thereof. If the inspector or inspectors shall not be appointed, or if any of them shall fail to appear or act, the Chairman of the meeting may, and on the request of any stockholder entitled to vote thereat shall, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. On request of the Chairman of the meeting or any stockholder entitled to vote thereat, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as inspector of any election of directors. Inspectors need not be stockholders of the Corporation.

Section 13. Adjourned Meetings. A meeting of stockholders may be adjourned to another time and to another place by either the chairman of the meeting or by the stockholders and proxies present. When a meeting is adjourned to another time or place, notice of such adjourned meeting need not be given if the time and place to which the meeting shall be adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting, if a quorum is present any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 14. Consent of Stockholders.

(a) Unless otherwise provided in the Restated Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date (a "Consent Record Date"). The Consent Record Date shall not precede the date upon which the resolution fixing the Consent Record Date is adopted by the Board of Directors and shall not be more than ten (10) days after the date upon which the resolution fixing the Consent Record Date is adopted by the Board of Directors. Any stockholder of record seeking to consent to corporate action in writing without a meeting shall, by sending written notice to the Secretary of the Corporation by hand or by certified or registered mail, return receipt requested, at the Corporation's principal executive offices, request the Board of Directors to fix a Consent Record Date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which a valid request to fix a Consent Record Date is received, adopt a resolution fixing the Consent Record Date and shall make a public announcement of such Consent Record Date. If no Consent Record Date has been fixed by the Board of Directors within ten (10) days after the date on which such request is received by the Secretary, the Consent Record Date shall be the tenth (10th) day after the first date on which a valid written request to set a Consent Record Date is received by the Secretary. To be valid, such written request shall set forth the purpose or purposes for which the written consent is sought to be used, shall be signed by one or more stockholders of record (or their duly authorized proxies or other representatives), shall bear the date of signature of each such stockholder (or proxy or other representative) and shall set forth all information about each such stockholder and about the beneficial owner or owners, if any, on whose behalf the request is made that would be required to be set forth in a stockholder's notice described in Section 3 of Article II of these By-Laws.

(c) Every written consent shall be signed by one or more persons who as of the Consent Record Date are stockholders of record on the Consent Record Date (or their duly authorized proxies or other representatives), shall bear the date of signature of each such stockholder (or proxy or other representative), and shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such consent and the class and number of shares of the Corporation which are owned of record and beneficially by each such stockholder and shall be sent to the Secretary by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated written consent was received in accordance with this paragraph (c) of this Section 14, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the Corporation.

(d) In the event of the delivery, in the manner provided by paragraph (c) of this Section 14, to the Corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation may engage independent inspectors of elections for the purpose of performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph (d) of Section 14 shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(e) Notwithstanding anything in these By-Laws to the contrary, no action may be taken by the stockholders by written consent except in accordance with this Section 14. If the Board of Directors shall determine that any request to fix a Consent Record Date or to take stockholder action by written consent was not properly made in accordance with this Section 14, or the stockholder or stockholders seeking to take such action do not otherwise comply with this Section 14, then the Board of Directors shall not be required to fix a Consent Record Date and any such purported action by written consent shall be null and void to the fullest extent permitted by applicable law.

Section 15. Proxy Access.

(a) Information to be Included in the Corporation's Proxy Materials. Whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting of stockholders (following the 2016 annual meeting of stockholders), subject to the provisions of this Section 15, the Corporation shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by or at the direction of the Board of Directors (or any duly authorized committee thereof), the name, together with the Required Information (as defined below), of any person nominated for election (the "Stockholder Nominee") to the Board of Directors by an Eligible Stockholder (as defined in Section 15(d) of this Article II) who expressly elects at the time of providing the notice required by this Section 15 to have such nominee included in the Corporation's proxy materials pursuant to this Section 15. For purposes of this Section 15, the "Required Information" that the Corporation will include in its proxy statement is (i) the information provided to the Secretary of the Corporation concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation's proxy statement pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) if the Eligible Stockholder so elects, a Supporting Statement (as defined in Section 15(h) of this Article II). Subject to the provisions of this Section 15, the name of any Stockholder Nominee included in the Corporation's proxy statement for an annual meeting of stockholders shall also be set forth on the form of proxy distributed by the Corporation in connection with such annual meeting.

(b) Notice Period. In addition to any other applicable requirements, for a nomination to be made by an Eligible Stockholder pursuant to this Section 15, the Eligible Stockholder must have given timely notice of such nomination (the "Notice of Proxy Access Nomination") in proper form to the Secretary of the Corporation. To be timely, the Notice of Proxy Access Nomination must be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not less 120 days nor more than 150 days prior to the first anniversary of the date that the Corporation first distributed its proxy statement to stockholders for the preceding year's annual meeting of stockholders. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a Notice of Proxy Access Nomination pursuant to this Section 15.

(c) Permitted Number of Stockholder Nominees. The maximum number of Stockholder Nominees nominated by all Eligible Stockholders that will be included in the Corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (i) two (2) and (ii) 20% of the number of directors in office as of the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this Section 15 (the "Final Proxy Access Nomination Date") or, if such amount is not a whole number, the closest whole number below 20% (such number, as it may be adjusted pursuant to this Section 15(c), the "Permitted Number"). In the event that one or more vacancies for any reason occurs on the Board of Directors after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In addition, the Permitted Number shall be reduced by the number of directors in office as of the Final Proxy Access Nomination Date who were included in the Corporation's proxy materials as Stockholder Nominees for any of the three preceding annual meetings of stockholders (including any persons counted as Stockholder Nominees pursuant to clause (y) of the immediately succeeding sentence) and whom the Board of Directors decides to nominate for re-election to the Board of Directors. For purposes of determining when the Permitted Number has been reached, each of the following persons shall be counted as one of the Stockholder Nominees: (x) any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 15 whose nomination is subsequently withdrawn and (y) any individual nominated by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 15 whom the Board of Directors decides to nominate for election to the Board of Directors. Any Eligible Stockholder submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 15 shall rank such Stockholder Nominees based on the order in which the Eligible Stockholder desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 15 exceeds the Permitted Number. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 15 exceeds the Permitted Number, the highest ranking Stockholder Nominee who meets the requirements of this Section 15 from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of stock of the Corporation each Eligible Stockholder disclosed as owned in its Notice of Proxy Access Nomination. If the Permitted Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this Section 15 from each Eligible Stockholder has been selected, then the next highest ranking Stockholder Nominee who meets the requirements of this Section 15 from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials, and this process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Notwithstanding anything to the contrary contained in this Section 15, the Corporation shall not be required to include any Stockholder Nominees in its proxy materials pursuant to this Section 15 for any meeting of stockholders for which the Secretary of the Corporation receives notice that the Eligible Stockholder or any other stockholder intends to nominate one or more persons for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees set forth in Section 3.

(d) Eligible Stockholder. An "Eligible Stockholder" is a stockholder or a group of no more than 20 stockholders (counting as one stockholder, for this purpose, any two or more funds that are part of the same Qualifying Fund Group (as defined below)) that (i) has owned (as defined in Section 15(e)) at least the Required Shares (as defined below) continuously for at least three years (the "Minimum Holding Period") as of the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the Secretary of the Corporation in accordance with this Section 15, (ii) continues to own the Required Shares through the date of the annual meeting and (iii) satisfies all of the other requirements of this Section 15. "Required Shares" means that number of shares of the Corporation's stock that represents three percent of the number of outstanding shares of the Corporation's stock as of the most recent date for which such amount is given in any filing by the Corporation with the Securities and Exchange Commission prior to the submission of the Notice of Proxy Access Nomination. A "Qualifying Fund Group" is any two or more funds that (x) are under common management and investment control, (y) are under common management and funded primarily by the same employer or (z) constitute a "group of investment companies" as such term is defined in Section

12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended.

(e) Definition of Ownership. For purposes of this Section 15, a stockholder shall be deemed to "own" only those outstanding shares of stock of the Corporation as to which the stockholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar instrument or agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares and/or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such stockholder or affiliate. For purposes of this Section 15, a stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A stockholder's ownership of shares shall be deemed to continue during any period in which (i) the stockholder has loaned such shares, provided that the stockholder has the power to recall such loaned shares on five business days' notice and includes with the Notice of Proxy Access Nomination an agreement that it (A) will promptly recall such loaned shares upon being notified that any of its Stockholder Nominees will be included in the Corporation's proxy materials and (B) will continue to hold such shares through the date of the annual meeting, or (ii) the stockholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the stockholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the stock of the Corporation are "owned" for these purposes shall be determined by the Board of Directors or any committee thereof. For purposes of this Section 15, the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the General Rules and Regulations under the Exchange Act.

(f) Form of Notice. To be in proper form for purposes of this Section 15, the Notice of Proxy Access Nomination must be in writing and include or be accompanied by the following:

(i) a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously for the Minimum Holding

Period, and the Eligible Stockholder's agreement to provide, (A) within five business days following the later of the record date for the determination of stockholders entitled to vote at the annual meeting and the date the record date is first publicly disclosed, a written statement by the Eligible Stockholder certifying as to the number of shares it owns and has owned continuously through the record date and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the annual meeting;

(ii) one or more written statements from the record holder of the Required Shares (and from each intermediary through which the Required Shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Notice of Proxy Access Nomination is delivered to or mailed and received by the Secretary of the Corporation, the Eligible Stockholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days following the later of the record date for the determination of stockholders entitled to vote at the annual meeting and the date the record date is first publicly disclosed, one or more written statements from the record holder and such intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date;

(iii) a copy of the Schedule 14N that has been or is concurrently being filed with the United States Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act;

(iv) the information and representations that would be required to be set forth in a stockholder's notice of a nomination pursuant to Section 3, together with the written consent of each Stockholder Nominee to be named as a nominee and to serve as a director if elected;

(v) a representation that the Eligible Stockholder (A) will continue to hold the Required Shares through the date of the annual meeting, (B) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (C) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) it is nominating pursuant to this Section 15, (D) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (E) has not distributed and will not distribute to any stockholder of the Corporation any form of proxy for the annual meeting other than the form distributed by the Corporation, (F) has complied and will comply with all laws and regulations applicable to solicitations and the use, if any, of soliciting material in connection with the annual meeting and (G) has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(vi) a representation as to the Eligible Stockholder's intentions with respect to continuing to own the Required Shares for at least one year following the annual meeting;

(vii) an undertaking that the Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 15 and (C) file with the Securities and Exchange Commission any solicitation or other communication with the stockholders of the Corporation relating to the meeting at which its Stockholder Nominee(s) will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act;

(viii) a written representation and agreement from each Stockholder Nominee that such Stockholder Nominee (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Stockholder Nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation in such representation and agreement or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in such representation and agreement, (C) would be in compliance, if elected as a director of the Corporation, and will comply with the Corporation's code of business conduct and ethics, corporate governance guidelines, stock ownership and trading policies and guidelines and any other policies or guidelines of the Corporation applicable to directors and (D) will make such other acknowledgments, enter into such agreements and provide such information as the Board of Directors requires of all directors, including promptly submitting all completed and signed questionnaires required of the Corporation's directors;

(ix) in the case of a nomination by an Eligible Stockholder consisting of a group of stockholders (including one or more Qualifying Fund Groups), the designation by all group members of one member of the group that is authorized to receive communications, notices and inquiries from the Corporation and to act on behalf of all members of the group with respect to all matters relating to the nomination under this Section 15 (including withdrawal of the nomination); and

(x) in the case of a nomination by an Eligible Stockholder in which two or more funds that are part of the same Qualifying Fund Group are counted as one stockholder for purposes of qualifying as an Eligible Stockholder, documentation reasonably satisfactory to the Corporation that demonstrates that the funds are part of the same Qualifying Fund Group.

(g) Additional Required Information. In addition to the information required pursuant to Section 15(f) or any other provision of these By-Laws, the Corporation may require (i) any proposed Stockholder Nominee to furnish any other information (A) as may reasonably be required by the Corporation to determine the eligibility of the Stockholder Nominee to serve as an independent director under the Independence Standards, (B) that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such Stockholder Nominee or (C) that may reasonably be requested by the Corporation to determine the eligibility of such Stockholder Nominee to be included in the Corporation's proxy materials pursuant to this Section 15 or to serve as a director of the Corporation, and (ii) any Eligible Stockholder to furnish any other information that may reasonably be requested by the Corporation to verify the Eligible Stockholder's continuous ownership of the Required Shares for the Minimum Holding Period.

(h) Supporting Statement. The Eligible Stockholder may, at its option, provide to the Secretary of the Corporation, at the time the Notice of Proxy Access Nomination is provided, a written statement, not to exceed 500 words, in support of the Stockholder Nominee(s)' candidacy (a "Supporting Statement"). Only one Supporting Statement may be submitted by an Eligible Stockholder (including any group of stockholders together constituting an Eligible Stockholder) in support of its Stockholder Nominee(s). Notwithstanding anything to the contrary contained in this Section 15, the Corporation may omit from its proxy materials any information or Supporting Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(i) Required Updates and Supplements. In the event that any information or communications provided by an Eligible Stockholder or a Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in all material respects or omits to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of the Corporation of any defect in such previously provided information and of the information that is required to correct any such defect. In addition, any person providing any information to the Corporation pursuant to this Section 15 shall further update and supplement such information, if necessary, so that all such information shall be true and correct as of the record date for the determination of stockholders entitled to vote at the annual meeting, and such update and supplement shall be delivered to or be mailed and received by the Secretary at the principal executive offices of the Corporation not later than the later of five business days after the record date for the determination of stockholders entitled to vote at the annual meeting and the date the record date is first publicly disclosed.

(j) Stockholder Nominee Eligibility. Notwithstanding anything to the contrary contained in this Section 15, the Corporation shall not be required to include in its proxy materials, pursuant to this Section 15, a Stockholder Nominee (i) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (ii) who would not be an independent director under the Independence Standards, (iii) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these By-Laws, the Restated Certificate of Incorporation, the rules and listing standards of the principal United States securities exchanges upon which the stock of the Corporation is listed or traded, or any applicable state or federal law, rule or regulation, (iv) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (v) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years, (vi) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (vii) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided any information to the Corporation or its stockholders in respect of the nomination that was untrue in any material respect or that omitted to state a material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading, or (viii) if such Stockholder Nominee or the applicable Eligible Stockholder otherwise breaches or fails to comply with any of its or their obligations, representations, agreements or undertakings under this Section 15.

(k) Invalid Nominations. Notwithstanding anything to the contrary set forth herein, if (i) a Stockholder Nominee and/or the applicable Eligible Stockholder breaches or fails to comply with any of its or their obligations, representations, agreements or undertakings under this Section 15 or (ii) a Stockholder Nominee otherwise becomes ineligible for inclusion in the Corporation's proxy materials pursuant to this Section 15 or dies, becomes disabled or otherwise becomes ineligible or unavailable for election at the annual meeting, in each case as determined by the Board of Directors, any committee thereof or the chairman of the annual meeting, (x) the Corporation may omit or, to the extent feasible, remove the information concerning such Stockholder Nominee and the related Supporting Statement from its proxy materials and/or otherwise communicate to its stockholders that such Stockholder Nominee will not be eligible for election at the annual meeting, (y) the Corporation shall not be required to include in its proxy materials any successor or replacement nominee proposed by the applicable Eligible Stockholder or any other Eligible Stockholder and (z) the Board of Directors or the chairman of the annual meeting shall declare such nomination to be invalid and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, if the Eligible Stockholder (or a representative thereof) does not appear at the annual meeting to present any nomination pursuant to this Section 15, such nomination shall be declared invalid and disregarded as provided in clause (z) above.

(l) Group Membership. Whenever the Eligible Stockholder consists of a group of stockholders (including one or more Qualifying Fund Groups), (i) each provision in this Section 15 that requires the Eligible Stockholder to provide any written statements, representations, undertakings, agreements or other instruments or to meet any other conditions shall be deemed to require each stockholder (including each individual fund within a Qualifying Fund Group) that is a member of such group to provide such statements, representations, undertakings, agreements or other instruments and to meet such other conditions (except that the members of such group may aggregate their shareholdings in order to meet the three percent ownership requirement of the "Required Shares" definition) and (ii) a breach of any obligation, agreement or representation under this Section 15 by any member of such group shall be deemed a breach by the Eligible Stockholder. No stockholder may be a member of more than one group of stockholders constituting an Eligible Stockholder with respect to any annual meeting.

(m) Restrictions on Re-Nominations. Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least 25% of the votes cast in such Stockholder Nominee's election, will be ineligible to be a Stockholder Nominee pursuant to this Section 15 for the next two annual meetings of stockholders. For the avoidance of doubt, the immediately preceding sentence shall not prevent any stockholder from nominating any person to the Board of Directors pursuant to and in accordance with Section 3.

(n) Exclusive Method. This Section 15 provides the exclusive method for a stockholder to include nominees for election to the Board of Directors in the Corporation's proxy materials.

ARTICLE III

BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by statute or the Restated Certificate of Incorporation or these By-Laws directed or required to be exercised or done by the stockholders.

Section 2. Number and Election of Directors. The number of directors of the Corporation which shall constitute the entire Board of Directors shall be such number as is fixed by the Board of Directors in accordance with the provisions of the Restated Certificate of Incorporation. Directors shall be elected and shall hold office in accordance with the provisions of the Restated Certificate of Incorporation. Directors need not be stockholders of the Corporation.

Section 3. Required Vote for Directors. A nominee for director shall be elected to the Board of Directors by the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with either (A) the advance notice requirements for stockholder nominees for directors set forth in Article II, Section 3, of these By-Laws or (B) the requirements for stockholder nominees for directors set forth in Article II, Section 15, of the By-Laws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders. For purposes of this By-Law, a majority of votes cast shall mean that the number of shares voted "for" a nominee exceeds fifty percent (50%) of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee shall include votes to withhold authority and exclude abstentions with respect to such nominee.

Section 4. Place of Meeting. The Board of Directors may hold meetings at such place, within or without the State of Delaware, as the Board of Directors or the officer calling the meeting may from time to time determine.

Section 5. Organization Meeting. Promptly following the adjournment of the annual meeting of the stockholders, and without other notice than this By-Law, the newly constituted Board of Directors shall meet for the purpose of organization, the election of officers, and the transaction of other business, with power to adjourn and re-adjourn.

Section 6. Meetings. Regular meetings of the Board of Directors shall be held at such time and place as the Board of Directors may from time to time determine. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or any two (2) or more Directors.

Section 7. Notice of Meetings. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by statute or these By-Laws. Notice of the place, date and time of the holding of each special meeting of the Board of Directors, and the purpose or purposes thereof, shall be delivered to each director either personally or by mail, telephone, telegraph, cable, or similar means, three (3) days before the day on which such meeting is to be held, or on such shorter notice as the person or persons calling such meeting deem appropriate in the circumstances. Such notice shall be deemed to be given at the time it is dispatched by depositing it in the United States mail with postage prepaid, by transmission by telephone, telegraph or cable, or by personal delivery. Notice of any such meeting need not be given to any director who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him.

Section 8. Quorum and Manner of Acting. Except as otherwise provided by statute, the Restated Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors a majority of the directors then in office shall constitute a quorum for the transaction of business; provided, however, that if by reason of catastrophe or emergency, a majority of the entire Board is not available or capable of acting, one third (1/3) of the entire Board of Directors, but in any event not less than two (2) directors, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. The act of a majority of the directors present at any meeting at which there is a quorum, as herein provided, shall be the act of the Board of Directors except as may be otherwise specifically provided by statute, the Restated Certificate of Incorporation or these By-Laws. In the absence of a quorum at any meeting of the Board of Directors, a majority of the directors present thereat, or if no director be present, the Secretary or an Assistant Secretary, may adjourn such meeting to another time and place until the quorum is had. Notice of any adjourned meeting need not be given. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called.

Section 9. Organization and Order of Business. At each meeting of the Board of Directors, the Chairman of the Board, or in his absence the President, or in his absence, a member of the Board of Directors selected by the directors in attendance, shall act as Chairman of the meeting. The Secretary, or in his absence, an Assistant Secretary, or any person appointed by the Chairman of the meeting, shall act as Secretary of the meeting and keep the minutes thereof. The order of business at all meetings of the directors shall be as determined by the Chairman of the meeting.

Section 10. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the Board of Directors or committee.

Section 11. Conference Telephone. Members of the Board of Directors, or of any committee thereof, may participate in a meeting of the Board of Directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting in this manner shall constitute presence in person at such meeting.

Section 12. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of three (3) or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Corporation which the Board of Directors may lawfully delegate, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Meetings of committees may be called by the committee chairman, if any, or as provided in Section 6 of this Article III. Notice of such meetings shall be given to each member of the committee in the manner set forth in Section 7 of this Article III. Notice of any such meeting need not be given to any committee member who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting prior to or at its commencement, the lack of notice to him. A notice or waiver of notice of any regular or special meeting of any committee need not state the purposes of such meeting. A majority of any committee may determine its action, unless the Board of Directors shall otherwise provide. Each committee shall keep written minutes of its formal proceedings and shall report such proceedings to the Board. All such proceedings shall be subject to revision or alteration by the Board of Directors; provided, however, that third parties shall not be prejudiced by such revision or alteration. The Board of Directors shall have power at any time to fill vacancies in, to change the membership, duties or authority of, or to dissolve any such committee.

Section 13. Resignations. Any director of the Corporation may resign at any time by giving notice by writing or by electronic transmission of his resignation to the Board of Directors, the Chairman of the Board, the President or the Secretary. Such resignation shall take effect at the date of the receipt of such notice, or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 14. Removal. Except as otherwise required by applicable law, the Restated Certificate of Incorporation or these By-Laws, any director may be removed at any time, at a special meeting of the stockholders called and held for the purpose, but, for so long as the Board of Directors is classified, only for cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors; and the vacancy in the Board caused by any such removal shall be filled as the Restated Certificate of Incorporation provides.

Section 15. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may only be filled by a majority of the directors then in office, though less than a quorum, in accordance with the Restated Certificate of Incorporation.

Section 16. Compensation. The Board of Directors shall have authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity and no such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

OFFICERS

Section 1. Number and Qualification. The officers of the Corporation shall be elected by the Board of Directors. The officers shall be a Chairman of the Board, a President, one or more Vice Presidents, a Chief Financial Officer, a General Counsel, a Secretary, a Treasurer, and a Controller. The Board of Directors may also elect a Vice Chairman of the Board, one or more Sector Presidents and one or more Assistant Secretaries, Assistant Treasurers, and Assistant Controllers, and the Board of Directors may designate any Vice President as an Executive Vice President, a Senior Vice President or a Group Vice President. The Board of Directors may also designate from such officers (i) a Chief Executive Officer who shall have general supervision and authority over the business and affairs of the Corporation subject to the control of the Board of Directors, (ii) a Chief Operating Officer who shall have general supervision and authority over the operations of the Corporation subject to the control of the Chief Executive Officer, if that designation has been made, and subject to the control of the Board of Directors, or (iii) both a Chief Executive Officer and a Chief Operating Officer. The Chairman of the Board shall be chosen from among the directors, but no other officer need be a director. Any two or more offices may be held by the same person.

Section 2. Election and Term. The officers of the Corporation shall be chosen annually by the Board of Directors at the first meeting of the Board of Directors following the annual meeting of stockholders or as soon thereafter as is conveniently possible. Officers may also be elected from time to time at any other meeting of the Board of Directors to fill vacancies and otherwise. Each officer, except such officers as may be appointed in accordance with the provisions of Section 3 of this Article IV, shall continue in office until his successor shall have been duly elected and qualified or until his earlier resignation or removal.

Section 3. Other Officers and Agents. The Board of Directors or the Chairman of the Board, or in his absence or disability, the President, may appoint such other officers and agents, each of whom shall hold office for such period, have such authority and perform such duties as are provided for in these By-Laws, or as the Board of Directors or Chairman of the Board, or the President, may from time to time determine.

Section 4. Resignation. Any officer may resign at any time by giving written notice to the Chairman of the Board, the President or the Secretary of the Corporation. Such resignation shall take effect at the date of the receipt of such notice, or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Removal. Any officer or agent may be removed, either with or without cause, at any time by the vote of the majority of the whole Board of Directors. Any subordinate officer or agent appointed in accordance with the provisions of Section 3 of this Article IV may be removed, either with or without cause, by a vote of the majority of the whole Board of Directors or, except in the case of an officer or agent elected or appointed by the Board of Directors, by the Chairman of the Board or the President.

Section 6. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or any other cause may be filled for the unexpired portion of the term in the manner prescribed in these By-Laws for the regular election or appointment to such office.

Section 7. Compensation. The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors or by such officers or a committee of the Board of Directors to which the Board of Directors has delegated such authority. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he is also a director of the Corporation, but any such officer who shall also be a director shall not have any vote in the determination of the amount of compensation paid to him.

Section 8. Chairman of the Board. The Chairman of the Board, or in his absence, the President, or in the President's absence, any other Person selected by the Board of Directors, shall preside at all meetings of the stockholders and of the Board of Directors. He shall perform such duties with such authority as may be prescribed from time to time by the Board of Directors.

Section 9. President. The President shall be responsible to the Chief Executive Officer and shall perform such duties with such authority as may be prescribed in these By-Laws and from time to time by the Board of Directors and the Chief Executive Officer.

Section 10. Vice Presidents. Each Vice President shall have such powers and shall perform such duties as shall from time to time be prescribed by the Board and as shall from time to time be assigned to him by the Chairman of the Board or the President.

Section 11. Secretary. The Secretary shall give or cause to be given all required notices of meetings of stockholders and of the Board of Directors, shall record all of the proceedings and act as custodian of the minutes of all such meetings, shall have charge of the corporate seal and the corporate minute books, and shall make such reports and perform such other duties as may be assigned from time to time by the Board of Directors, the Chairman of the Board, or the President. The Secretary shall keep in safe custody the seal of the Corporation and the Secretary or any Assistant Secretary shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or any Assistant Secretary. The Assistant Secretaries, or any of them, shall perform such of the duties of the Secretary as may from time to time be assigned to them by the Board of Directors, the Chairman of the Board, the President, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 12. Treasurer. The Treasurer shall have custody of all moneys and securities of the Corporation, shall have responsibility for disbursement of the funds of the Corporation, shall make payment of the just demands on the Corporation, shall invest surplus cash of the Corporation and manage its investment portfolio under the direction of the Board of Directors, and shall render to the Board of Directors an account of all transactions of the Corporation and of the financial condition of the Corporation as may be required of him. The Treasurer shall also perform such other duties as may be assigned to him from time to time by the Board of Directors, the Chairman of the Board, the President or by the Chief Financial Officer. The Assistant Treasurers, or any of them, shall perform such of the duties of the Treasurer as may from time to time be assigned to them by the Board of Directors, the Chairman of the Board, the President, the Chief Financial Officer, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer.

Section 13. Controller. The Controller shall provide and maintain a system of accounts and accounting records of the Corporation, shall provide and administer a system of internal financial controls, and shall present such financial statements to the Board of Directors as may be required. The Controller shall also perform such other duties as may from time to time be assigned to him by the Board of Directors, the Chairman of the Board, the President or by the Chief Financial Officer. The Assistant Controllers, or any of them, shall perform such of the duties of the Controller as may from time to time be assigned to them by the Board of Directors, the Chairman of the Board, the President, the Chief Financial Officer, or the Controller, and in the absence of the Controller or in the event of his disability or refusal to act, shall perform the duties of the Controller, and when so acting shall have all the powers of and be subject to all the restrictions upon the Controller.

ARTICLE V

INDEMNIFICATION

Section 1. Right to Indemnification. Every person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation or for its benefit as a director, officer, employee or agent of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, including any employee benefit plan, shall be indemnified and held harmless by the Corporation to the fullest extent legally permissible under the General Corporation Law of the State of Delaware in the manner prescribed therein, from time to time, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith. Similar indemnification shall be provided by the Corporation to an employee of the Corporation or subsidiary of the Corporation who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, by reason of the fact that he is or was serving for the benefit of the Corporation as a director or officer of another corporation or as the Corporation's representative in a partnership, joint venture, trust or other enterprise, including any employee benefit plan.

Section 2. Other Indemnification. The rights of indemnification conferred by this Article shall not be exclusive of any other rights which such directors, officers, employees or agents may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

ARTICLE VI

SHARES AND THEIR TRANSFER

Section 1. Shares of Stock. The shares of stock in the Corporation shall be represented by a certificate, unless and until the Board of Directors of the Corporation adopts a resolution permitting shares to be uncertificated. Notwithstanding the adoption of any such resolution providing for uncertificated shares, every holder of stock of the Corporation theretofore represented by certificates and, upon request, every holder of uncertificated shares, shall be entitled to have a numbered certificate in such form as shall be approved by the Board of Directors, certifying the number of shares owned by him and signed in the name of the Corporation by the Chairman of the Board or the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and sealed with the seal of the Corporation (which seal may be a facsimile, engraved or printed). Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

Section 2. Transfer of Stock. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these By-Laws. Transfers of shares of stock of the Corporation shall be made on the stock records of the Corporation, and in the case of certificated shares of stock, only upon authorization by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with a transfer agent or transfer clerk, and on surrender of the certificate or certificates for such shares properly endorsed or accompanied by a duly executed stock transfer power with reasonable assurances given that such endorsement is genuine and that all taxes thereon have been paid; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary or with the transfer agent or transfer clerk, and reasonable assurances that all taxes thereon have been paid and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the authorized officers of the Corporation shall determine to waive such requirement. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person in whose name any share or shares stand on the record of stockholders as the owner of such share or shares for all purposes, including, without limitation, the rights to receive dividends or other distributions, and to vote as such owner, and the Corporation may hold any such stockholder or record liable for calls and assessments, and the Corporation shall not be bound to recognize any equitable or legal claim to or interest in any such share or shares on the part of any other person whether or not it shall have express or other notice thereof.

Section 3. Lost Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, or which shall have been mutilated, and the Board of Directors may, in its discretion, require the owner of the lost, stolen, destroyed or mutilated certificate, or his legal representative, to give the Corporation a bond, limited or unlimited, in such sum and in such form and with such surety or sureties as the Board of Directors in its absolute discretion shall determine is sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft, destruction or mutilation of any such certificate, or the issuance of a new certificate. Anything herein to the contrary notwithstanding, the Board of Directors in its absolute discretion may refuse to issue any such new certificate except pursuant to legal proceedings under the laws of the State of Delaware.

Section 4. Rules and Regulations. The Board of Directors may make such additional rules and regulations, not inconsistent with these By-Laws, the Restated Certificate of Incorporation or the laws of the State of Delaware, as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of stock of the Corporation. The Board of Directors may appoint, or authorize any officer or officers of the Corporation to appoint, one or more independent transfer agents and one or more independent registrars, and may require all certificates for shares of stock to bear the signature or signatures of any of them.

Section 5. Record Date. In order to determine the stockholders entitled to notice and to vote at any meeting of stockholders or adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be less than ten (10) nor more than sixty (60) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of and to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board of Directors shall elect to fix a record date for the adjourned meeting.

ARTICLE VII

GENERAL PROVISIONS

Section 1. Contracts and Other Instruments. The Chairman of the Board, the Vice Chairman of the Board, the President, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, any Sector President, any Senior Executive Vice President, any Executive Vice President and any Senior Vice President may enter into any contract or execute and deliver any instrument in the name of the Corporation and on behalf of the Corporation except as in these By-Laws or by resolution otherwise provided. The Board of Directors, except as in these By-Laws otherwise provided, may authorize any other officer or officers, agent or agents of the Corporation, to enter into any contract or execute and deliver any instrument in the name of the Corporation and on behalf of the Corporation, and such authority may be general or confined to specific instances, and unless so authorized by the Board of Directors, no such other officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable pecuniarily for any purpose or to any amount.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no negotiable paper shall be issued in its name unless, and on such terms as shall be, authorized by the Board of Directors.

Section 3. Disbursements. All checks, drafts, demands for money, notes or other evidences of indebtedness of the Corporation shall be signed by such officer or officers or such other person or persons as may from time to time be designated by the Board of Directors or by any officer or officers or person or persons authorized by the Board of Directors to make such designations. Facsimile signatures may be authorized in any such case where authorized by the Board of Directors.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation under such conditions and in such banks or other depositories as the Board of Directors may designate, or as may be designated by any officer or officers, agent or agents of the Corporation to whom such power of designation may from time to time be delegated by the Board of Directors. For the purpose of deposit and for the purpose of collection for the account of the Corporation, checks, drafts, and other orders for the payment of money which are payable to the order of the Corporation may be endorsed, assigned and delivered by any officer or agent of the Corporation as the Board of Directors may determine by resolution.

Section 5. Voting Securities of Other Corporations. Unless otherwise ordered by the Board of Directors, the Chairman of the Board, the President or any person either may designate, shall have full power and authority on behalf of the Corporation, in person or by proxy, to attend and to act and to vote at any meeting of the security holders of any other corporation in which this Corporation may hold securities, and at any such meeting he or his proxy shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which as the owner thereof the Corporation might have possessed and exercised if present. The Board of Directors, by resolution from time to time, may confer like powers upon any other person or persons.

Section 6. Corporate Seal. The Board of Directors shall provide a corporate seal, which shall be in the form of a circle, and which shall bear the words and figures:

ECOLAB INC.
CORPORATE SEAL
1924
DELAWARE

Section 7. Fiscal Year. The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 8. Gender. Whenever used in these By-Laws, words in the masculine gender shall include the feminine gender.

Section 9. Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an "Alternative Forum Consent"), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the General Corporation Law of Delaware or the Corporation's Restated Certificate of Incorporation or By-Laws, or (iv) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; *provided, however*, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the

Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation's ongoing consent right as set forth above in this Section 9 of Article VII with respect to any current or future actions or claims.

Section 10. Notice and Consent. Any person or entity owning, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of these By-Laws, including, but not limited to, Section 9 of Article VII.

ARTICLE VIII

AMENDMENTS

Except as otherwise provided in the Restated Certificate of Incorporation or these By-Laws, the Board of Directors may from time to time, by vote of a majority of its members, alter, amend or rescind all or any of these By-Laws as permitted, by law, subject to the power of the stockholders to change or repeal such By-Laws.

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